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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Sergio Chinos

                      Sherry Haywood

                      Jeff Gordon

                      Kevin Stertzel

Re:	FIGS, Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed on May 20, 2021

File No. 333-255797

Ladies and Gentlemen:

On behalf of our client, FIGS, Inc. (the “Company”), we are providing this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated May 24, 2021 (the “Comment Letter”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed on May 20, 2021 (“Amendment No. 1”).

The Company is concurrently filing the Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”), which reflects certain revisions to Amendment No. 1 in response to the Comment Letter.

May 24, 2021

The numbered paragraphs in italics below set forth the Staff’s comments contained in the Comment Letter together with the response thereto. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2, and all references to page numbers in such responses are to page numbers in Amendment No. 2.

General

1.

Please have counsel revise its legality opinion to state that the shares to be offered by the selling stockholders “are” legally issued, fully paid and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, counsel has revised and refiled its legality opinion as an exhibit to Amendment No. 2.

Risk Factors

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment, page 49

2.

You disclose that new investors who purchase your Class A common stock in this offering will incur dilution of $1.25; however, you disclose on page 65 that new investors who purchase your Class A common stock in this offering will incur dilution of $16.25. Please advise or revise your disclosure to address this apparent discrepancy.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 2 accordingly.

* * *

May 24, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	Heather Hasson, Co-Chief Executive Officer, FIGS, Inc.

Trina Spear, Co-Chief Executive Officer, FIGS, Inc.

Jeffrey Lawrence, Chief Financial Officer, FIGS, Inc.

Ian Schuman, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Young, Cooley LLP